December 30, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention:	Ms. Christine Allen, Staff Accountant Mr. Scot Foley, Staff Attorney Ms. Suzanne Hayes, Branch Chief Mr. Jim Rosenberg, Senior Assistant Chief Accountant Ms. Lisa Vanjoske, Assistant Chief Accountant
Re:	Oncothyreon Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A File No. 001-33882
Ladies and Gentlemen:
     On behalf of Oncothyreon Inc. (the “Company”), we refer to the letter dated December 22, 2009 (the “Letter”), which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings. As discussed with the Staff during a telephone conversation with Mr. Scot Foley on December 29, 2009, given scheduling conflicts associated with the holiday season, we request an extension to the 10 business day response requirement noted in the Letter. Absent objection from the Staff, we intend to provide responses to the Letter no later than January 21, 2010.

Securities and Exchange Commission
Division of Corporate Finance
December 30, 2009

     If you require additional information, please telephone the undersigned at (206) 801-2100.

Sincerely, ONCOTHYREON INC.
/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President and Chief Executive Officer

cc:	Shashi Karan Oncothyreon Inc.

Patrick J. Schultheis Wilson Sonsini Goodrich & Rosati, Professional Corporation

Donald Heisler Deloitte & Touche LLP